SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

File No. 000-21138

(CHECK ONE)	[X] Form 10-K and Form 10-KSB [ ] Form 10-Q and Form 10-QSB	[ ] Form 11-K [ ] Form N-SAR	[ ] Form 20-F

      For Period Ended December 31, 2003

[ ] [ ] [ ] [ ] [ ]	Transition Report on Form 10-K and Form KSB Transition Report on Form 20-F Transition Report on Form 11-K Transition Report on Form 10-Q and Form 10-QSB Transition Report on Form N-SAR

For the transition period ended _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I
REGISTRANT INFORMATION

Full name of registrant: ENER1, INC.

Former name if applicable:

Address of principal executive office (Street and Number):   500 West Cypress Creek Road-Suite 100

City, State and Zip Code   :Ft. Lauderdale, Florida 33309

PART II
RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [X]

(a) (b) (c)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
The subject annual report, semi-annual report, transition report on Forms 10-K,
10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the
15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets If Needed.)

      The revenues, expenses, assets and liabilities of the set top box business conducted through the registrant's subsidiary EnerLook Healthcare Solutions, Inc. are being reclassified in the registrant's consolidated financial statements as discontinued operations. The registrant is also modifying its disclosure in Item 6, relating to management's discussion and analysis of financial condition and results of operation, in order to reflect this change in classification. Collecting the information necessary to make these changes has been more time-consuming than initially expected.

PART IV
OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

RONALD STEWART (Name)	(954) 556-4020 (Area Code) (Telephone Number)

    (2)        Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such short period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

    (3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The Company’s total net losses were $7.6 million in 2002 and $8.9 million in 2003. This increase in net losses was primarily attributable to increased research and development expenses. The Company’s working capital deficit of $7.4 million as of December 31, 2003, compared to the working capital deficit as of December 31, 2002 of $11.9 million. The improvement in working capital deficit is attributable to the sale of equity securities by the Company during 2003 and the exchange by certain creditors of the company of debt for equity securities. The Selling, general and administrative expenses related to continuing operations were $6.6 million in 2002 and $5.0 million in 2003. This decrease was due to expense-reducing initiatives, partially offset by increases in compensation and travel expenses, professional fees and plant startup costs related to the Company’s battery business.

ENER1, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: 3/30/04	BY: /s/ Kevin P. Fitzgerald Kevin P. Fitzgerald, Chief Executive Officer